UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat Interactive Entertainment Technology, a Cayman Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On February 28, 2025, the Company held a 2025 Extraordinary General Meeting of Shareholders (the “Meeting”) for discussion and approval of two proposals. A quorum was present at the Meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each proposal submitted to a vote of shareholders at the Meeting are as follows.

1.	A proposal to approve the share capital of the Company increase from “US$5,000,000 divided into 500,000,000 ordinary shares of US$0.01 par value each” to “US$500,000,000 divided into 50,000,000,000 ordinary shares of US$0.01 par value each by the creation of an additional 49,500,000,000 ordinary shares of a par value of US$0.01 each to rank pari passu in all respects with the existing ordinary shares of the Company with immediate effect (the “Authorized Share Capital Increase”).

For	Against	Abstain
259,053,995	7,546,611	322,646

2.	A proposal to approve a share consolidation of the Company’s ordinary shares, par value US$0.01 each in the authorized share capital of the Company (including issued and unissued share capital) at a ratio of 50-1 or 100-1, with the exact ratio to be selected at the sole discretion of the Company’s board of directors, at the time when it deems in the best interests of the Company and its shareholders, which shall be on or before a date that is in compliance with the Cayman law (the “Share Consolidation”).

The following resolutions was put to the shareholders to consider and to vote upon at the Meeting:

“IT IS RESOLVED THAT immediately following the Authorized Share Capital Increase, the following resolutions shall be approved as ordinary resolutions of the Company, and subject to and conditional upon that the Board determining which of the below resolutions is to be effective:

(A)	Every 50 ordinary shares of par value of US$0.01 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.5 each, and following such consolidation the authorized share capital of the Company is US$500,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.5 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before a date that is in compliance with Cayman law; or

(B)	Every 100 ordinary shares of par value of US$0.01 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$1 each, and following such consolidation the authorized share capital of the Company is US$500,000,000 divided into 500,000,000 ordinary shares of par value of US$1 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before a date that is in compliance with Cayman law.”

For	Against	Abstain
259,996,680	6,709,101	217,472

Pursuant to the foregoing votes the Company has obtained the shareholders’ approvals to effect both the Authorized Share Capital Increase and Share Consolidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2025

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer